

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2019

Paul R. Arena
Chief Executive Officer
Parallax Health Sciences, Inc.
1327 Ocean Avenue, Suite B
Santa Monica, CA 90401

Re: Parallax Health Sciences, Inc.
 Amended Form 10-K for the Fiscal Year ended December 31, 2018
 Filed November 26, 2019
 File No. 000-52534

Dear Mr. Arena:

 We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2019 letter.

Amendment No. 4 to Form 10-K for the Fiscal Year ended December 31, 2018

Controls and Procedures, page 54

1. We note that you did not disclose management's evaluation of the effectiveness of your disclosure controls and procedures in your amended Form 10-K. Please provide the conclusion of this evaluation as required by Item 307 of Regulation S-K.

2. Please identify the COSO framework you used to evaluate the effectiveness of your internal control over financial reporting as of December 31, 2018. Refer to Item 308 (a)(2) of Regulation S-K.

3. In your response to comment two, you indicate that you reviewed the controls and procedures for the interim period ended June 30, 2019 and believe you accurately disclosed the effectiveness of your disclosure controls and procedures. Please tell us how

you determined that your disclosure controls and procedures were effective at June 30, 2019 given the material weakness in your internal control over financial reporting. In this regard, we also note your disclosures indicate that there were no changes in your internal control over financial reporting during the six-month period ended June 30, 2019.

 You may contact Joanna Lam at 202- 551-3476 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction